FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2009

Commission File No. 000-30972

HIP ENERGY CORPORATION

(formerly Bradner Ventures Ltd.)

(Translation of registrant's name into English)

c/o 800 – 885 West Georgia Street, Vancouver, BC V6C 3H1

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -_________

51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

HIP Energy Corporation (the “Company”)

(formerly Bradner Ventures Ltd.)

c/o 800 – 885 West Georgia Street

Vancouver, BC V6C 3H1

Item 2	Date of Material Change

November 30, 2009

Item 3	News Release

The news release was disseminated on November 30, 2009 through Market News.

Item 4	Summary of Material Change

The Company announced that James Chui has been appointed as the Company’s Executive Vice President Business Development and a member of the board of directors of the Company. The Company also announces the resignations of Derek Smith and Michael Sigal as directors of the Company.

Item 5	Full Description of Material Change
5.1	Full Description of Material Change

See attached News Release.

5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7	Omitted Information

None

Item 8	Executive Officer

Richard Coglon, President at 604-377-5515

Item 9	Date of Report

November 30, 2009

HIP ENERGY CORPORATION

c/o 800 – 885 West Georgia Street

Vancouver, BC V6C 3H1

Tel: (604) 377-5515 Fax: (604) 921-4764

News Release

OTC SYMBOL: HIPCF	November 30, 2009

NEW DIRECTOR APPOINTED

Vancouver, British Columbia, Canada ( HIP Energy Corporation (OTC-HIPCF) (the “Company”) is pleased to announce that it has appointed James Chui as the Company’s Executive Vice President Business Development and a member of the board of directors of the Company. Mr. Chui (46) is a graduate of the Shanghai University of Science and Technology (1985). In addition he attended courses (2004 – 2006) towards an EMBA from Beijing University and continues to attend numerous ongoing courses in “Continuing Education” from University of British Columbia in the areas of Law and Business.

Mr Chui served as the President and CEO of various successful internationally based companies in the high tech manufacturing and software design and application sectors. From 1988 – 1996 Mr. Chui was the President and CEO of “James-Contact Limited” with offices in HK / Germany & Japan. From 1996 – 2006 he served as President of “World Trade Development Limited (HK)” and “World Trade Electronics Limited” with offices in HK and Japan. From 2006 – 2008 Mr Chui served as the CFO of “Global Microgene Holdings Group Limited (HK)” and as Vice President of “Digital Video Systems Inc. (USA).” Mr. Chui currently serves as the Co-Founder and CEO of “HIP Energy Resource Limited” and “HIP Technology Limited.” He is also currently the President and CEO of HRJC Enterprises Inc.

Mr. Derek Smith and Michael Sigal have resigned as directors of the Company. The resignations of Mr. Smith and Mr. Sigal did not arise as a result of any disagreements with the Company’s operations, policies or practises, but rather to make room for additional directors that may result from acquisitions being considered by the Company.

HIP Energy Corporation.

Mr. Richard Coglon (B.Com/LL.B)

Director and President

For further information contact the Company at 604.377.5515

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIP ENERGY CORPORATION

/s/ Richard Coglon

Richard Coglon

President

Date: November 30, 2009